Exhibit 99.1

CENTRAL FUND OF CANADA LIMITED

Central Fund Announces Intention to Institute a Normal Course Issuer Bid

(February 1, 2016) Central Fund of Canada Limited (the "Corporation") (TSX: CEF.A (Cdn.$) and CEF.U (U.S.$) and NYSE MKT: CEF) announced today its intention, subject to regulatory approval, including the approval of the Toronto Stock Exchange ("TSX"), to buy back up to 13.2 million of its Class A shares (representing 5% of the Class A shares as at January 29, 2016) through a normal course issuer bid. The purchases will be made over the course of a 12 month period and be subject to the applicable TSX and NYSE rules and securities laws. The timing of and actual number of shares purchased will be determined by the Corporation and be subject to market conditions, share price and regulatory requirements.

The Board of Directors believes the shares of the Corporation are undervalued relative to their net asset value per share (NAV) as a result of weak prevailing market conditions and sentiment in the precious metals sector. It is expected that the purchases will be accretive to NAV once the purchased shares are cancelled and after tax considerations.

Funding for the purchase of shares will come from a sale of existing gold and silver bullion holdings of the Corporation. The Corporation views the holding of bullion as the equivalent of cash. However, it will be necessary to liquidate a small portion of the holdings in order to convert the bullion into cash to facilitate the purchases of shares and for expenses. Gold and silver will be sold in accordance with the current physical ratio of the bullion holdings, which is approximately 45 ounces of silver to each ounce of gold.

Shares will be purchased through the facilities of the TSX or other alternative Canadian marketplaces and the NYSE MKT at prevailing market prices at the time of purchase. All purchased shares will be cancelled.

Central Fund of Canada Limited is a specialized investment holding company which invests primarily in long-term holdings of unencumbered, allocated and physically segregated gold and silver bullion and does not speculate in gold and silver prices. At January 29, 2016, the Class A shares of Central Fund were backed 100% by gold and silver bullion and may be purchased or sold with ease on either the NYSE MKT (Symbol: CEF) or The Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information please contact:

J.C. Stefan Spicer, Chairman, President & CEO

Email: info@centralfund.com

Website: www.centralfund.com

Telephone: 905-648-7878

Certain information regarding the Corporation contained herein and the expectation that purchases of Class A shares will be accretive to NAV may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements.